Santiago, March 24, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.
Material Fact. (i) Notice of General Shareholders' Meeting and Dividend Proposal; (ii) Notice of Extraordinary Shareholders' Meeting; (iii) Inform the resignation and appointment of the President of the Board of Directors

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045 and other applicable regulations, Banco Santander-Chile (hereinafter also referred to as the “Bank”) hereby informs that, a at a Board meeting held today, it was agreed:

I) Ordinary Shareholders’ Meeting

To call an Ordinary Shareholders’ Meeting, to be held remotely on April 28, 2026, at 9:00 a.m., in order to address the following matters:

1.To submit for consideration and approval the Annual Report, the Balance Sheet, Financial Statements, and the External Auditors’ Report corresponding to the fiscal year from January 1 to December 31, 2025.
2.To decide on the allocation of profits for fiscal year 2025. It will be proposed to distribute a dividend of $3.353346317 per share, corresponding to 60% of the year’s profits, payable—if approved—to shareholders as of the fifth business banking day following the meeting. Additionally, it will be proposed that the remaining 40% of profits be allocated to increase the Bank’s reserves and/or accumulated profits. It will also be proposed to maintain the powers granted to the Board by previous Ordinary Shareholders’ Meetings to make monthly provisions for dividend distribution above the legal minimum.
3.Election of the Board of Directors.
4.Determination of Board remuneration.
5.Appointment of External Auditors.
6.Appointment of Private Risk Rating Agencies.
7.Report from the Directors and Audit Committee, determination of remuneration of its members and its operating budget.
8.Report on the transactions referred to in Title XVI of Law 18,046.

9.To address any other matters of corporate interest that should be discussed at the Ordinary Shareholders’ Meeting in accordance with the law and the Bank’s bylaws.

II) Extraordinary Shareholders’ Meeting

To call an Extraordinary Shareholders’ Meeting, to be held remotely on April 28, 2026 at 10:00 a.m., or immediately after the Ordinary Meeting, to address the following matters:

1.To amend the Bank’s bylaws in accordance with regulations on gender parity in boards of directors.
2.To eliminate the position of Second Vice Chairman of the Board.
3.To modify other aspects of the bylaws to align them with current regulations.
4.Considering the above amendments, to approve an updated consolidated text of the Bank’s bylaws.
5.To adopt any other resolutions and grant the powers necessary to implement the agreements adopted at that meeting.

III) Availability of Proposals

The proposals submitted for decision at the Meetings will be made available in due course to shareholders on the website: https://ir.santander.cl/junta-de-accionistas?lang=es-CL as well as at the Santander-Chile Shareholders’ Department.

IV) Resignation and Appointment of Chairman

Finally, at the aforementioned meeting, the Board acknowledged the resignation of the Bank’s director and Chairman, Mr. Claudio Melandri Hinojosa, for personal reasons.

After thanking Mr. Melandri for his 37 years of professional dedication to our Group—during which he held multiple leadership roles—the Board appointed Mr. Rodrigo Vergara Montes as Chairman, effective immediately.

The position of director vacated by Mr. Melandri will remain open until the Board election to be held at the aforementioned Ordinary Shareholders’ Meeting.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile